Exhibit 99.1

NEVADA CHEMICALS, INC.

News Release

FOR RELEASE:  December 13, 2005, 8:45 A.M. Eastern Standard Time

CONTACT:	John T. Day, President/CEO
Dennis P. Gauger, CFO
Nevada Chemicals, Inc.
801-984-0228

Nevada Chemicals, Inc. Announces Third Quarter 2005 Earnings

SALT LAKE CITY: UTAH - John T. Day, President and Chief Executive Officer of Nevada Chemicals, Inc. (NASDAQ/NMS:NCEM) today announced earnings for the third quarter ended September 30, 2005.  Release of the third quarter results was delayed as a result of the determination by the audit committee that the consolidated financial statements for the years ended December 31. 2001 through 2004 and for the interim periods ended March 31 and June 30, 2005 needed to be restated.  The Company has completed this restatement and today filed an amended annual report on Form 10-K/A for the year ended December 31. 2004 and amended quarterly reports on Form 10-Q/A for the quarters ended March 31 and June 30, 2005.  The restatements related to the correction of the accounting treatment of foreign tax payments and accruals, beginning in 2001, when substantially all of the Company’s foreign operations were sold.  The restatements did not impact revenues and equity in earnings or operating expenses, but did affect the balance sheet accounts related to taxes and resulted in an accumulated reduction in retained earnings of $1,828,000 as of June 30, 2005.  Investors should review the amended filings of the Company for additional information regarding the restatements.  Day also indicated that the Company’s quarterly report on Form 10-Q for the third quarter was filed with the SEC today.

The Company reported net income of $592,000 or $0.08 per share compared to net income (as restated) of $755,000, or $0.11 per share, in the third quarter of 2004.   For the nine months ended September 30, 2005, the Company had net income of $1,492,000, or $0.21 per share, compared to net income (as restated) of $1,951,000, or $0.28 per share, for the nine months ended September 30, 2004.

Cyanco, a joint venture of Winnemucca Chemicals, Inc., a wholly-owned subsidiary of Nevada Chemicals, Inc., engaged in the manufacture and sale of liquid sodium cyanide, has seen fluctuations this year in the price of various raw materials required for production, primarily due to the increasing cost of energy related materials.  Higher cost for natural gas impacts ammonia, caustic soda and electricity.  Day commented that it appears that the continued strength of the gold price is beginning to yield greater mining activity and hence greater demand for cyanide.  The Company’s revenues are primarily comprised of management fees from, and equity in, earnings of Cyanco.

Nevada Chemicals, Inc. continues to have a strong balance sheet with no debt and with cash and cash equivalents at September 30, 2005 in excess of $2.00 per share.  On December 1, 2005, Nevada Chemicals, Inc. announced a quarterly dividend of $0.07 per share payable January 5, 2006 to all shareholders of record on December 20, 2005. The Company’s board of directors continues to review strategies for the future of Nevada Chemicals, Inc.

NEVADA CHEMICALS, INC.

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

AND BALANCE SHEET DATA

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
		(Restated)		(Restated)

Revenues and equity in earnings	$939,000	$1,233,000	$2,494,000	$3,338,000
Other Income	$143,000	$50,000	$350,000	$118,000

Total Revenues and Other Income	$1,082,000	$1,283,000	$2,844,000	$3,456,000

Net Income	$592,000	$755,000	$1,492,000	$1,951,000

Earnings per Share, Assuming Dilution	$0.08	$0.11	$0.21	$0.28

Weighted Average Number of Shares Outstanding - Diluted	6,975,000	6,969,000	6,947,000	6,964,000

Cash Dividends per Share	$0.07	$0.06	$0.20	$0.17

Stockholders’ Equity	$21,706,000	$22,043,000	$21,706,000	$22,043,000

Total Assets	$26,947,000	$26,922,000	$26,947,000	$26,922,000

Note: The foregoing release contains “forward-looking” statements that are pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995.  Editors and investors are cautioned that forward-looking statements involve risks and uncertainties that may affect the Company’s business prospects and performance.  The Company’s business is largely dependant on the gold mining industry in the state of Nevada, over which it has no control.  In addition, the Company’s operations and results are dependant on the maintenance of customer relationships and identifying and obtaining new or expanded relationships.  The Company’s prospects are also subject to additional risks, including, but are not limited to, economic, competitive, governmental, technological and other factors discussed in the Company’s reports to shareholders and periodic filings with the Securities and Exchange Commission.

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